                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                   For the month of      March 6      , 1998
                                   -------------------

                      Dransfield China Paper Corporation
        -------------------------------------------------------------
                (Translation of registrant's name into English)

             36-42 Pok Man Street, 2/F, Mongkok, Kowloon, Hong Kong
        -------------------------------------------------------------
                    (Address of principal executive offices)





         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  Form 20-F  X              Form 40-F
                           -----                     -----
         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        Yes                     No  X
                           -----                  -----
         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):82-_________]

Attached for filing are the unaudited interim financial statements of the registrant for the six months ended September 30, 1997. These financial statements amend the six-month financial statements filed as Form 6-K for the month of October 31, 1997.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         DRANSFIELD CHINA PAPER CORPORATION



                                         By: /s/ Thomas J. Kenan
                                             --------------------------------
                                             Thomas J. Kenan, Director


Date:  March 6, 1998

                              FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1997


               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS



                                                                                                Page
                                                                                                ----

DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES:

Consolidated Balance Sheets as of March 31, 1997 and
   September 30, 1997                                                                            2

Consolidated Statements of Income (unaudited) for the six months ended September 30,
1996 and September 30, 1997                                                                      3

Condensed Consolidated Statements of Cash Flows (unaudited) for the six months ended
September 30, 1996 and September 30, 1997                                                        4

Notes to Consolidated Financial Statements                                                     5 - 13

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                  AS OF MARCH 31, 1997 AND SEPTEMBER 30, 1997

       (Amounts in thousands, except number of shares and per share data)

                                                                                    (unaudited)      (unaudited)
                                                         Notes         3/31/97        9/30/97         9/30/97
                                                                          HK$           HK$             US$
                                                                      ----------     ----------      ----------
ASSETS
Current assets
     Cash and bank balances                                                3,254          6,503             840
     Accounts receivable, net                                             21,255         16,582           2,142
     Inventories, net                                     5               12,441          3,945             510
     Prepaid expenses                                                      4,359          2,130             275
     Due from fellow subsidaries                          6               29,902         14,257           1,842
                                                                      ----------     ----------      ----------
Total current assets                                                      71,211         43,417           5,609
Fixed assets                                                             123,161        164,311          21,222
Loan to a related company                                 7               13,366         14,942           1,930
Deposit for Fixed Assets                                                   1,011             --              --
Deferred tax asset                                        3                  517            517              67
Other assets                                                                 200            200              26
                                                                      ----------     ----------      ----------

                                                                         209,466        223,387          28,854
                                                                      ==========     ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
     Bank loans and overdrafts, secured                                   16,718         10,163           1,313
     Accounts payable                                                      8,050          4,007             518
     Accrued liabilities                                                   7,007          5,722             739
     Income tax payable                                   6                  719            905             117
     Due to fellow subsidiaries                                           15,851          6,313             815
     Due to a minority shareholder                                         2,103             --              --
                                                                      ----------     ----------      ----------
Total current liabilities                                                 50,448         27,110           3,502
Minority interests                                                         5,101             (1)             --
Due to holding company                                    8              107,286         72,100           9,313
Loan from a related company                               7               13,366         14,942           1,930
                                                                      ----------     ----------      ----------
                                                                         176,201        114,151          14,745

Shareholders' equity:
Common Stock, no par value,
     40,000,000 shares authorized;
     (3/31/97:9,800,000) 14,250,000 shares issued,        9                3,004        107,091          13,832
     and fully paid up
Preferred Stock, no par value,
     10,000,000 shares authorized;
     Convertible preferred stock - Series A:
     (3/31/97: 2,300,000) Nil shares issued                               26,687             --              --
     and outstanding
Additional paid-in capital                                11                  --            539              70
Contributed surplus                                                        1,530          1,530             197
Retained earnings                                                          2,044             76              10
                                                                      ----------     ----------      ----------
Total shareholders' equity                                                33,265        109,236          14,109
                                                                      ----------     ----------      ----------
Total liabilities and shareholders' equity                               209,466        223,387          28,854
                                                                      ==========     ==========      ==========






            The accompanying notes form an integral part of these
                       consolidated financial statements.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
       FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1996 AND SEPTEMBER 30, 1997

       (Amounts in thousands, except number of shares and per share data)

                                                                   Six             Six             Six
                                                                months          months          months
                                                   Notes         ended           ended           ended
                                                               9/30/96         9/30/97         9/30/97
                                                                  HK$             HK$             US$

Net sales:
  Paper handkerchiefs
  - third parties                                                   --              143             18
  - fellow subsidiaries                                         42,747           14,048          1,815
  Other paper products to third parties                         47,218           23,923          3,090
                                                              --------         --------       --------
                                                                89,965           38,114          4,923
Cost of sales:
  Paper handkerchiefs                                          (36,811)         (12,329)        (1,592)
  Other paper products                                         (45,009)         (22,849)        (2,951)
                                                              --------         --------       --------
                                                               (81,820)         (35,178)        (4,543)

Gross profit                                                     8,145            2,936            380

Commission income                                                3,966               --             --

Selling, general and administrative expenses
  - third parties                                 11            (7,193)          (3,321)          (429)
  - fellow subsidiaries                                         (2,731)          (1,597)          (206)
                                                              --------         --------       --------
                                                                (9,924)          (4,918)          (635)

Interest income                                                     30                4              1
Interest expense                                                (2,149)            (311)           (40)
                                                              --------         --------       --------
                                                                (2,119)            (307)           (39)

Other income/(expenses)
  - compensation from supplier                                      --              750             97
  - loss on disposal of subsidiaries               4                --             (406)           (52)
  - corporate promotion expenses                  12                --             (644)           (83)
  - others                                                          72              672             87
                                                              --------         --------       --------
                                                                    72              372             49

Income/(loss) before income taxes                                  140           (1,917)          (245)

Provision for income taxes                         3
  - Current                                                       (614)             (51)            (7)
  - Deferred                                                       520               --             --
                                                              --------         --------       --------
                                                                   (94)             (51)            (7)
                                                              --------         --------       --------

Income/(loss) before minority interests                             46           (1,968)          (252)

Minority interests                                                 336               --             --
                                                              --------         --------       --------
Net income/(loss)                                                  382           (1,968)          (252)
                                                              ========         ========       ========
Earnings/(loss) per share (cent)                  10            112.54           (19.79)         (2.56)
                                                              ========         ========       ========
Shares used in computation of
  earnings/(loss) per share                       10           339,424       12,195,083     12,195,083
                                                              ========         ========       ========

              The accompanying notes form an integal part of these
                       consolidated financial statements.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1996 AND SEPTEMBER 30, 1997

       (Amounts in thousands, except number of shares and per share data)

                                                                   Six            Six             Six
                                                                  months         months          months
                                                                  ended          ended           ended
                                                                 9/30/96        9/30/97         9/30/97
                                                                   HK$            HK$             US$


Net cash provided by operating activities                            835         15,999           2,068

Cash flows from investing activities:
     Acquisition of fixed assets                                 (13,673)       (38,693)         (4,998)
     Acquisition of further interest in a subsidiary                  --         (5,182)           (669)
     Proceeds from disposal of subsidiaries                           --            674              87
                                                                 -------        -------         -------
Net cash used in investing activities                            (13,673)       (43,201)         (5,580)
                                                                 -------        -------         -------

Cash flows from financing activities:
     Advances from holding company                                11,989         33,330           4,305
     Repayment of loan to a minority shareholder                  (3,218)        (2,103)           (272)
     New issue of common stock                                        --          5,779             746
     Bank loans and overdrafts, secured                            5,825         (6,555)           (847)
                                                                 -------        -------         -------
Net cash provided by financing activities                         14,596         30,451           3,932
                                                                 -------        -------         -------


Net increase in cash and cash equivalents                          1,758          3,249             420


Cash and cash equivalents, at beginning
     of period                                                       853          3,254             420
                                                                 -------        -------         -------

Cash and cash equivalents, at end of period                        2,611          6,503             840
                                                                 =======        =======         =======



             The accompanying notes form an integral part of these
                       consolidated financial statements.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

1.       BASIS OF PRESENTATION

         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for a presentation have been included. Operating results for the six months period ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ending March 31, 1998. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended March 31, 1997 included in the previous Registration Statement.

2.       FOREIGN CURRENCY EXCHANGE

         The financial information has been prepared in Hong Kong dollars ("HK$"), the official currency of Hong Kong. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") prevailing on September 30, 1997 which was US$1.00 = HK$7.742. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into US$ at that rate or any other certain rate on September 30, 1997.



3.       INCOME TAXES

         The Company was incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, is not subject to tax on income or on capital gains.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

3.       INCOME TAXES (continued)

         Grandom Dransfield (International) and Company Limited and Dransfield Paper (HK) Trading Limited ("DPT"), wholly-owned subsidiaries of the Company, were incorporated in Hong Kong and under the current Hong Kong tax law, any income arising in and deriving from business carried on in Hong Kong is subject to Hong Kong tax. No tax is charged on dividends received and capital gains earned.

         Guangzhou Dransfield Paper Limited, a co-operative joint venture formed in the PRC in which the Company has a 100% interest, and Jiang Ying Dransfield Paper Co. Ltd. ("JYDP"), an equity joint venture formed in the PRC in which the Company has a 48% interest, are subject to PRC income taxes at the applicable tax rate of 33% for Sino-foreign joint venture enterprises. These two joint ventures are eligible for full exemption from joint venture income tax for the first two years starting from its first profitable year of operations followed by a 50% deduction from the third to fifth year. Under the Income Tax Law applicable to Sino-foreign joint ventures, no PRC income tax was levied on the above companies as they have not commenced operation as at September 30, 1997.

         Total income tax expense differs from the amount computed by applying Hong Kong statutory income tax rate of 16.5% (1996: 16.5%) to income before taxes as follows:

                                              Six months  Six months  Six months
                                                   ended     ended     ended
                                                 9/30/96   9/30/97   9/30/97
                                                     HK$       HK$       US$

         Computed expected income taxes             (23)       316        41
         Non-deductible losses of subsidiaries      (31)      (367)      (48)
         Difference between Hong Kong
           statutory rate and Singapore
           statutory tax rate                       (40)         -         -
         Other
                                                   ----       ----      ----
                                                    (94)       (51)       (7)
                                                   ====       ====      ====

         The deferred tax asset arises from temporary difference associated with tax losses carried forward.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1997

               (Amounts in thousands, unless otherwise stated and
                 except number of shares and per share data)

4.       ACQUISITION AND DISPOSAL OF SUBSIDIARIES

         On March 27, 1997, the Company entered into a sale and purchase agreement to acquire the remaining 33.3% interest in CS Paper Holdings (International) Limited, a 66.7% subsidiary of the Company, and certain of its wholly-owned subsidiaries (collectively the "CSP Group") and to dispose of Dransfield Paper (S.E.A.) Pte. Limited ("DPSEA") and Central National Hong Kong Limited ("CN"), subsidiaries in which the group have 66.7% and 34% equity interests, respectively. The consideration for the disposal of DPSEA was HK$0.001. The consideration for the acquisition of the CSP Group and the disposal of CN was based on the net book value of the respective companies as at September 30, 1996.

         The amount of consideration payable to the minority shareholder of HK$3,000 was settled in cash during the six months ended September 30, 1997.

         The agreement was conditional on the shareholders of the DHL passing, at an extraordinary general meeting, an ordinary resolution approving the agreement and the transactions. The agreement was declared unconditional on 9 May 1997 pursuant to a shareholders resolution.

         The above transaction has been accounted for using the purchase method of accounting. The excess of cost over the fair value of the net assets is HK$406 (US$52), which is reflected in the Company's statements of income for the six months ended September 30, 1997.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


5.       INVENTORIES, NET

         Inventories are comprised of:

                                                (Unaudited)(Unaudited)
                                        3/31/97    9/30/97    9/30/97
                                            HK$        HK$        US$
Raw materials                              2,207      2,447       316
Finished goods                            11,496      2,621       339
Less: Allowance for obsolescence          (1,262)    (1,123)     (145)
                                        --------   --------   -------
Inventories, net                          12,441      3,945       510
                                        ========   ========   =======


6.       DUE FROM (TO) FELLOW SUBSIDIARIES

         Balances with fellow subsidiaries are unsecured, interest-free and repayable within one year. The Group utilised the banking facilities of certain fellow subsidiaries and the interest incurred on the banking facilities were reimbursed by the Group.

7.       LOANS WITH A RELATED COMPANY

         In May 1995, the Company entered into an agreement with a third party, Broadsino Investment Company Limited ("Broadsino") to establish Dransfield Broadsino Paper Holdings Limited ("DBPHL"), a company which is 80% owned by the Company. DBPHL then entered into an agreement to establish a Sino-foreign equity joint venture company, JYDP, which is 60% owned by DBPHL and is principally engaged in paper manufacturing. DBPHL has committed to contribute an amount of US$9.26 million (approximately HK$72 million) to JYDP, to be financed by a shareholders' loan.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


7.       LOANS WITH A RELATED COMPANY (Continued)

         The Company, DBPHL and Broadsino entered into a loan agreement whereby the Company and Broadsino agreed to make an interest-free shareholders' loan of US$9.26 million (approximately HK$72 million) (the "Shareholders' Loan") to DBPHL. Pursuant to another agreement, the Company agreed to make a loan of US$1,852 (approximately HK$14 million) to Broadsino, bearing compound interest at the rate of 6 percent per annum, to finance its share of the Shareholders' Loan to DBPHL. DBPHL has pledged all its assets with the Company and Broadsino for the repayment in full of the Shareholders' Loan. In addition, DBPHL also undertakes to apply any amounts, including dividends, which may be distributed by JYDP to it to repay, in full, the Shareholders' Loan. Broadsino has pledged both its 20 percent shareholding in DBPHL and any amount it may receive from DBPHL as repayment of its proportion of the Shareholders' Loan to secure the repayment, in full, of the loan from the Company. A promissory note has been issued by a wholly owned subsidiary of Broadsino in favour of the Company.

         As at September 30, 1997, the Company advanced HK$14,942 (US$1,930) to Broadsino for the capital injection in JYDP, which is classified as a loan to a related company. The same amount of HK$14,942 (US$1,930) is recorded in the consolidated financial statements a long term loan payable to Broadsino by DBPHL. The loan to and loan from a related company have no fixed repayment terms.

8.       DUE TO HOLDING COMPANY

         The long term liability balance, which is used to finance the Group's capital investment, is unsecured and interest-free. The holding company has agreed that it will not demand payment of the amount prior to April 1, 1999.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

9.       NUMBER OF SHARES OUTSTANDING

         On May 30, 1997, the Company issued 2.3 million shares of common stock to the holding company on conversion of its 2.3 million shares of Series A convertible preferred stock and issued an additional one million shares of common stock to the holding company at US$5 per share on conversion of HK$38,685 (US$5,000) of the amount due to the holding company.

         At September 30, 1997, the aggregate and per share amount of the cumulative dividends in arrears was HK$1,977 (US$255) and HK$0.85 (US$0.11), respectively.

         In early June 1997, the Company issued 150,000 new shares of common stock at US$5 per share and is currently in the progress of public offering of 150,000 additional new shares of common stock of the Company at US$5 per share (based on the market price on that date).

         On September 19, 1997, the Company issued one million shares of common stock to the holding company at US$4.25 per share (based on the market price on that date) on conversion of HK$32,936 (US$4,250) of the amount due to the holding company.

10.      EARNINGS/(LOSS) PER SHARE

         The earnings per common and common equivalent share for the six months ended September 30, 1996 were computed by dividing net income applicable to common and common equivalent shares by the weighted average number of 339,424 shares of common stock and common stock equivalent outstanding during the six months ended September 30, 1996. The 2.3 million shares of convertible preferred stock has been considered to be the equivalent of common stock from its issuance on September 4, 1996. Each share of Preferred Stock was converted into one share of Common Stock on May 30, 1997. The number of shares issuable on conversion of preferred stock was added to the number of common shares.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


10.      EARNINGS/(LOSS) PER SHARE (Continued)

         The loss per common and common equivalent share for six months ended September 30, 1997 were computed by dividing net loss applicable to common and common equivalent shares by the weighted average number of 12,195,083 shares of common stock and common stock equivalents outstanding during the six months ended September 30, 1997. The net loss applicable to common and common equivalent shares excludes dividends in arrears amounting to HK$446 (US$57) attributable to the series A convertible preferred stock for the period from April 1, 1997 to May 30, 1997 (date of conversion to common stock - see note 9). The conversion of the 2.3 million shares of the Series A convertible preferred stock before May 30, 1997 and the exercise of warrants and stock options were not assumed in the calculation of loss per common and common equivalent share because the effect would have been antidilutive.

         In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per share" ("FAS 128"), which is required to be adopted on March 31, 1998. At that time, the Company will be required to change the method currently used to compute earnings per share to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of FAS 128 on the calculation of earnings per share for the year ended March 31, 1997 is not expected to be materials.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

11.      STOCK OPTION

         The Company has adopted a stock option plan ("the Plan") since November 20, 1996 which were further amended on May 29, 1997. The Plan provides that non-transferable option may be granted by the directors to any employee, director, officer, consultant or advisor of the Company, its corporate parent, or its subsidiaries. The options are for 4 year terms but may not be exercised during the first year from date of grant. The exercise price for each option shall be set by the directors but may not be less than 80 percent of the average or closing price of the Company's Common Stock during the five trading days prior to the date of grant or, if the Common Stock is not trading, not less than the net book value per share of the Company's Common Stock as reflected in the Company's latest balance sheet. The total number of shares of Common Stock which can be subject to the options at any time, both under the Plan and otherwise, shall not exceed 10 percent of the number of shares of Common Stock then issued and outstanding. No person can be granted options which, if fully exercised, would result in that person's owning more than 25 percent of the aggregate number of shares issuable under the Plan.

         The options of 575,000 shares with an exercise price of US$2.80 per share remained outstanding on September 30, 1997. The Company accounts for all options under APB Opinion No. 25 and related interpretations, under which an amount of HK$539 (US$70) representing amortization of stock option expenses for the six months period to September 30, 1997 has been charged to selling, general and administrative expenses with the corresponding credit being reflected as additional paid in capital.

12.      CORPORATE PROMOTION EXPENSES

         The Company became a listed company on Nasdaq in April 1997. An amount of approximately HK$644 (US$83) has been incurred and expended during the six months period to September 30, 1997 for corporate expenses incurred in relation to various expenses associated with reporting, communicating to shareholders and investors and the maintenance costs associated with the various compliance filings as required by various authorities.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data

13.      FINANCIAL INSTRUMENTS

         The carrying amount of the Company's cash and bank balances approximate their fair value because of the short maturity of those instruments. The carrying amounts of the Company's borrowing approximate their fair value based on the borrowing rates currently available for borrowings with similar terms and average maturities, except for the loans from holding company, which, due to their nature, the fair value is not determinable.



14.      CONCENTRATION OF RISK

         Concentration of credit risk:

         The Group's principal activities are distribution of fine paper and paper handkerchiefs. The Group has long standing relationships with most of its customers. The Group performs ongoing credit evaluation of its customers' financial conditions and, generally does not require collateral.

         The allowance for doubtful accounts the Group maintains is based upon the expected collectibility of all accounts receivable.

         Current vulnerability due to certain concentrations:

         The Group has investments in the PRC. The value of the Group's investment may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past 18 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social life. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.


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